SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 8)*

REPSOL YPF, S.A.
_____________________________________
(Name of Issuer)

Ordinary Shares, nominal value EUR 1.00 each
(Title of Class of Securities)
______________________________________

76026T205
______________________________________
(CUSIP Number)

Sacyr Vallehermoso, S.A.
Paseo de la Castellana 83-85
Madrid, Spain 28046
Attention: Ana de Pro Gonzalo
+34 91 545 5000
________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2006
______________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 76026T205

___________________________________________________________________________________________________________________
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Sacyr Vallehermoso, S.A.
IRS 00-0000000
___________________________________________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
___________________________________________________________________________________________________________________
3	SEC USE ONLY
___________________________________________________________________________________________________________________
4	SOURCE OF FUNDS (See Instructions)
BK
___________________________________________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) ☐
____________________________________________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain
____________________________________________________________________________________________________________________

	7	SOLE VOTING POWER
		244,294,779
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		244,294,779
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

___________________________________________________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
244,294,779
____________________________________________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☐
____________________________________________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.01%[1]
____________________________________________________________________________________________________________________
14	TYPE OF REPORTING PERSON (See Instructions)
CO
____________________________________________________________________________________________________________________

[1] 20.01% when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the
Issuer outstanding as of December 31, 2005, as reported on the Issuer’s Form 20-F filed on July 14, 2006.

     This Amendment No. 8 (this “Amendment”) further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006 and amended on November 7, 2006, November 14, 2006, November 15, 2006, November 28, 2006, December 1, 2006, December 28, 2006 and December 29, 2006 by and on behalf of Sacyr Vallehermoso, S. A., a corporation organized under the laws of the Kingdom of Spain (“SyV”) with respect to shares of Ordinary Common Stock, par value EUR 1.00 per share (the “Common Stock” and each such share of Common Stock a “Share”), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated October 26, 2006 (as previously amended) shall remain unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The information contained in Item 7 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

Exhibit	Title

10.1	Loan Agreement by and among Sacyr Vallehermoso Participaciones Mobiliarias, S.L., as borrower, and the Lenders (long-term facility for acquisition of up to 20% of REPSOL YPF), S.A., dated December 21, 2006,
(English translation from Spanish)

10.2	Shareholder Subordinated Loan Agreement by and between Sacyr Vallehermoso, S.A., as shareholder, and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., as borrower, dated December 21, 2006 (English translation from Spanish)

10.3	Guarantee Agreement by and among Sacyr Vallehermoso Participaciones Mobiliarias,
S.L., as borrower, Sacyr Vallehermoso, S.A., as guarantor, and the Lenders, dated
December 21, 2006 (English translation from Spanish)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 4, 2007	SACYR VALLEHERMOSO, S.A.

By: /s/ Marta Silva de Lapuerta
______________________________________
Name: Marta Silva de Lapuerta
Title: General Secretary of the Board